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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*
   Schwarzman Stephen A.
   (Last)  (First)  (Middle)
   c/o Blackstone Management Associates III L.L.C.
   345 Park Avenue
   (Street)
   New York  NY   10154
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol
   Allied Waste Industries, Inc.   "AW"

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4. Statement for Month/Year
   July 1999

5. If Amendment, Date of Original (Month/Year)
   N/A

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).


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

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-      6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially      Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned         Direct      7. Nature of
                                  Date        Code        -----------------------------     at End        (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month      Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.       (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)      (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------   -------------  -------------




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

                            Table     II--Derivative Securities Acquired,
                                      Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Series A Senior Convertible               $18.00       7/30/99      P               350,000                      (1)         N/A
Preferred Stock



                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Series A Senior Convertible  Common Stock                 19,444,444   $1,000.00      350,000        I               See Attached
Preferred Stock



Explanation of Responses:

(1) Pursuant to the Certificate of Designation setting forth the terms, relative rights, limitations and preferences of the Series A Senior Convertible Preferred Stock of the Issuer (the "Preferred Stock"), holders of the Preferred Stock are restricted from converting their holdings of Preferred Stock into shares of common stock until receipt of stockholder approval has been obtained. Before such time, shares of Preferred Stock may only be converted into units of Series B Junior Preferred Stock.

Pursuant to Rule 16a-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person herein states that this filing shall not be deemed an admission that he is the beneficial owner of any of the securities covered by this Statement.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Stephen A. Schwarzman

By: /s/ Michael A. Puglisi                      August 10, 1999
    -------------------------------         ------------------------
    Stephen A. Schwarzman                             Date

By: Michael A. Puglisi: Attorney-in-Fact

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                              ATTACHMENT TO FORM 4

Stephen A. Schwarzman
July 30, 1999
Allied Waste Industries, Inc. "AW"

As one of the Founding Members of Blackstone Management Associates III L.L.C. ("BMA III"), which is the sole general partner of Blackstone Capital Partners III Merchant Banking Fund L.P. and Blackstone Family Investment Partnership III L.P. and the sole investment general partner of Blackstone Offshore Capital Partners III L.P. (collectively, the "Partnerships"), the Reporting Person may be deemed, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"), to be the beneficial owner of shares of Preferred Stock of the Issuer beneficially owned by the Partnerships. However, the Reporting Person disclaims that he is the beneficial owner of any such shares.

For the same reasons provided above, and because the Partnerships acted together in the acquisition of the shares of Preferred Stock of the Issuer, and because the Reporting Person is an affiliate of Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P., Blackstone Family Investment Partnership II L.P. and Blackstone Management Associates II L.L.C. (collectively with BMA III and the Partnerships, the "Other Reporting Persons"), the Reporting Person and the Other Reporting Persons may be deemed, for purposes of Section 16 of the Act, to each be a member of a "group" with respect to securities of the Issuer. However, the Reporting Person does not affirm the existence of such a group.